Peter Friedli
              c/o Friedli Corporate Finance AG
                      Freigutstrasse 5
                  8002 Zurich, Switzerland
     Telephone 00411 201 49 19, Telefax 00411 201 78 19



                                              August 8, 1996




Via Telecopier and Registered Mail

Mr. Russell K. Burbank
President and Chief Executive Officer
Purus, Inc.
600 California Street
Suite 1300
San Francisco, CA 94108

          Re:  Purus, Inc.

Dear Mr. Burbank:

          I am writing in response to your letter dated August 1, 1996. Contrary to your statement, on June 6, 1996, you were contacted by stockholders representing the holders of shares entitled to cast greater than twenty percent of the votes at a special meeting of stockholders of Purus, Inc. ("Purus"). Specifically, the following stockholders (among others) contacted you and requested that the Board of Directors of Purus (the "Board") give notice of and hold a special meeting of stockholders:

          --   Banca Novara (Suisse) -- entitled to vote
               19,333 common shares (as the beneficial owner and record holder of 19,333 common shares);

          -- Swiss American Securities, Inc. -- entitled to vote 40,850 common shares (as the beneficial owner of 40,850 common shares held by Rush &
               Co. as the record holder);

          --   Lombard Odier Zurich AG -- entitled to vote
               16,162 common shares (as the beneficial owner of 16,162 common shares held by Ryco & Co. as the record holder);

          -- Cofinvest 97 Ltd. -- entitled to vote 36,555 common shares (as the beneficial owner and record holder of 10,000 common shares, and as the beneficial owner of 26,555 common shares held by Banque Indosuez as the record holder);

          -- Rahn & Bodmer -- entitled to vote 49,606 common shares (as the beneficial owner and record holder of 49,606 common shares); and

          -- Peter Friedli -- entitled to vote 9,000 common shares (as the beneficial owner and record holder of 9,000 common shares).

In sum, on June 6, 1996, the holders of shares entitled to cast at least 24.86 percent of the votes at a special meeting of stockholders called for a special meeting.

          Further, even if the correspondence received by you on June 6, 1996, calling for a special meeting of stockholders was defective -- which it was not -- the fact that you waited approximately 60 days to notify the stockholders that contacted you of your (and presumably the Board's) objection to their notice demonstrates a lack of good faith, reflecting that entrenchment is the Board's sole motive in failing to give notice of and hold a special meeting of stockholders. Such conduct by the Board is in direct conflict with the obligations owed by directors to stockholders under Delaware law and represents a breach of fiduciary duty by the directors of Purus.

          Accordingly, based upon the foregoing, I have enclosed herewith a letter made under oath demanding a list of stockholders (together with related materials identified therein) as permitted under Section 220 of the Delaware
General Corporation Law, and fully intend to call for a special meeting of stockholders as permitted under Article
III, Section 6(b) of the By-Laws.


                              Sincerely,



                              Peter Friedli

                              _____________________
                              Peter Friedli